EXHIBIT 99.1

Farmmi Establishes New FARMMI USA INC. Wholly-Owned Subsidiary

LISHUI, China, April 24, 2023 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced it has established in the U.S. a new wholly-owned subsidiary, FARMMI USA INC. Farmmi plans to leverage its new platform to expand its growth in the important North American market, which is one of the world’s largest markets for high-quality agricultural products. This is another important step in deepening the Company's international business strategy, following the establishment of FARMMI CANADA INC., a wholly-owned Canadian subsidiary last year.

Ms. Zhang Yefang, Chairwoman and CEO, stated, "The establishment of FARMMI USA INC. is another important step forward in the Company's long-term success and internationalization. The establishment of a U.S. subsidiary furthers our integration of multiple advantageous resources to create a broader business platform. At the same time, it will allow us to more fully benefit from the strong demand to connect with the highly attractive, large and growing Asian consumer market."

About Farmmi, Inc.

Established in 1998, Farmmi Inc. (NASDAQ: FAMI) is an agricultural products supplier, processor and retailer of edible mushrooms like Shiitake and Mu Er, as well as other agricultural products. Farmmi sells its products both online and offline. For further information about the Company, please visit Farmmi’s website.

Forward-Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations and intended to qualify for the "safe harbor" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and our end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China, our ability to attract and retain skilled professionals, client concentration, industry segment concentration, and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Farmmi may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com